5450 W Sahara Ave.

Suite 300A

Las Vegas, NV 89146

702 900 7022 Phone Web Cytta.com

October 28, 2021

Attn: Priscilla Dao; Jeff Kauten; Kathryn Jacobson & Robert Littlepage

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Cytta Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 18, 2021
File No. 333-257458

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, November 2, 2021, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

Cytta Corp.

/s/ Gary Campbell

Gary Campbell

President and Chief Executive Officer